GREENSTONE VENTURES, INC.

c/o William Tay, President

P.O. Box 42198

Philadelphia, PA 19101

August 10, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan, Division of Corporation Finance

Re: Greenstone Ventures, Inc.

Registration Statement on Form 10

File No. 000-53699

Dear Ladies and Gentlemen:

Greenstone Ventures, Inc. (the "Company") hereby respectfully requests the immediate withdrawal of its registration statement on Form 10 (File No. 000-53699), filed with the Securities and Exchange Commission (the "Commission") on June 12, 2009 and amended on July 22, 2009, together with all exhibits thereto (collectively, the "Registration Statement"), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Registration Statement is being withdrawn in order to prevent it from automatically becoming effective on August 11, 2009 pursuant to Section 12(g)(1) of the Exchange Act.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at tel/fax (917) 591-2648, or via email at wtay@56k.net.

Respectfully submitted,

Greenstone Ventures, Inc.

/s/ William Tay

William Tay

President and Director